The Bank of Yokohama, Ltd.
1-1, Minatomirai 3-chome, Nishiku,
Yokohama, Kanagawa 220-8611, Japan

File No. 82-34814

January 11, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: The Bank of Yokohama, Ltd. – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b) on behalf of Corporate Planning Department of The Bank of Yokohama, Ltd:

1. Press Release dated December 19, 2005 (Notice of Repurchase of Own Shares through ToSTNeT-2)

2. Press Release dated December 20, 2005 (Notice regarding results of Repurchase of Own Shares through ToSTNeT-2)

3. Press Release dated December 27, 2005 (Change of Representative Director)

4. Report on acquisition of treasury shares by the Bank dated November 2, 2005

5. Report on acquisition of treasury shares by the Bank dated December 6, 2005

6. Report on acquisition of treasury shares by the Bank dated January 11, 2006

7. Semi-annual Securities Report dated December 20, 2005 and the amendment thereof

In addition, attached as Annex A is a list of documents enclosed, and attached as Annex B is a description of documents that we are also required to provide under Rule 12g3-2(b).

dlw 1/17

The Bank of Yokohama, Ltd.
1-1, Minatomirai 3-chome, Nishiku,
Yokohama, Kanagawa 220-8611,Japan

If you have any further questions or requests for additional information please do not hesitate to contact Shoichi Ohama at 212-750-0022(telephone) or 212-750-8008 (facsimile).

Very truly yours,

The Bank of Yokohama, Ltd.

By ____________________
Name: Shoichi Ohama
Title: Chief Representative of
New York Representative Office

CC: Mr.Tomoyuki Okada
The Bank of Yokohama, Ltd.,
Corporate Planning Department
Telephone 81-45-225-1161
Facsimile 81-45-225-1160

The Bank of Yokohama, Ltd.
1-1, Minatomirai 3-chome, Nishiku,
Yokohama, Kanagawa 220-8611, Japan

ANNEX A

LIST OF DOCUMENTS ENCLOSED

A. ENGLISH LANGUAGE DOCUMENTS

(1) Press Release dated December 19, 2005 (Notice of Repurchase of Own Shares through ToSTNeT-2)
(attached hereto as Exhibit A-1)

(2) Press Release dated December 20, 2005 (Notice regarding results of Repurchase of Own Shares through ToSTNeT-2)
(attached hereto as Exhibit A-2)

(3) Press Release dated December 27, 2005 (Change of Representative Director)
(attached hereto as Exhibit A-3)

The Bank of Yokohama, Ltd.
1-1, Minatomirai 3-chome, Nishiku,
Yokohama, Kanagawa 220-8611,Japan

ANNEX B

DESCRIPTION OF DOCUMENTS REQUIRED TO PROVIDE

B. JAPANESE LANGUAGE DOCUMENTS

(1) Report on acquisition of treasury shares by the Bank dated November 2, 2005

Report on acquisition of treasury shares by the Bank dated November 2, 2005 submitted to the Director of Kanto Local Finance Bureau to describe the status of acquisition of treasury shares.

(2) Report on acquisition of treasury shares by the Bank dated December 6, 2005

Report on acquisition of treasury shares by the Bank dated December 6, 2005 submitted to the Director of Kanto Local Finance Bureau to describe the status of acquisition of treasury shares.

(3) Report on acquisition of treasury shares by the Bank dated January 11, 2006

Report on acquisition of treasury shares by the Bank dated January 11, 2006 submitted to the Director of Kanto Local Finance Bureau to describe the status of acquisition of treasury shares.

(4) Semi-annual Securities Report dated December 20, 2005 and the amendment thereof

Semi-annual Securities Report dated December 20, 2005 submitted to the Director of Kanto Local Finance Bureau, describing the Bank's capital, management, business, financial statements for the 6 months ended September 30, 2005 and other matters concerning the Bank, and the amendment thereof.

December 19, 2005

To Whom It May Concern:

Company Name: The Bank of Yokohama Ltd.
Representative: President Tadashi Ogawa
(Code No. 8332: Listed on the 1st Section of the Tokyo Stock Exchange)

Re: Notice of Repurchase of Own Shares through ToSTNeT-2

The Bank has adopted a resolution to repurchase its own shares under Article 211—3, paragraph 1, item 2 of the Commercial Code at the board of directors' meeting held as of this day (December 19, 2005) and we hereby inform you.

1. Method of Repurchase

The Bank will consign purchase at a closing price of ¥977 as of this day (December 19, 2005) through ToSTNeT-2 (at closing price of trading) of the Tokyo Stock Exchange at 8:45 a.m. as of December 20, 2005 (no change to other trading system or trading time shall be made). The purchase order will be valid only at the trading time mentioned above.

2. Details of Repurchase

(1) Type of stock to be repurchased	Common stock
(2) Total number of stocks to be repurchased	2,440,000 shares (upper limit)

(Note 1) The number of stocks shall not be changed. In this connection, part or all of the repurchase may not be made due to market condition.

(Note 2) Repurchase shall be made to the extent that sell orders match buy orders.

3. Announcement of Repurchase Result

The repurchase result shall be announced after the completion of trading time at 8:45 a.m. as of December 20, 2005.

(Reference)

1. Details of resolution of the board of directors concerning repurchase of own shares (announced as of August 26, 2005)

• Type of stock to be repurchased	Common stock
• Total number of stocks to be repurchased	9,000,000 shares (upper limit)
• Total value of stocks to be repurchased	¥6 billion (upper limit)

2. Total number of stocks repurchased after the date of adoption of the resolution of the board of directors

• Total number of stocks repurchased	5,000,000 shares
• Total repurchase value of stocks	¥3,614,595,000

File No. 82-34814
Exhibit A-2

December 20,2005

To Whom It May Concern:

Company Name: The Bank of Yokohama Ltd.
Representative: President Tadashi Ogawa
(Code No. 8332: Listed on the 1st Section of the Tokyo Stock Exchange)

Re: Notice regarding results of Repurchase of Own Shares through ToSTNeT-2

The Bank hereby announces the results of the repurchase of its own shares, (announced as of December 19,2005).With this repurchase, we will terminate repurchasing own shares, using the limit mentioned below.

1. Reason for repurchasing stock
   In order to improve the value of shareholders through returning profits.
2. Type of stock repurchased — Common stock
3. Total number of stocks repurchased — ¥2,440,000 shares
4. Repurchase price — ¥977.00 per share
5. Total value of stocks repurchased — ¥2,383,880,000
6. Date of repurchase — December 20, 2005
7. Method of repurchase — Purchase through ToSTNeT-2 (closing price orders)

(Reference)

1. Details of resolution of the board of directors concerning repurchase of own shares (announced as of August 26, 2005)
   - Type of stock to be repurchased — Common stock
   - Total number of stocks to be repurchased — 9,000,000 shares (upper limit)

· Total value of stocks to be repurchased	¥6 billion (upper limit)
· Schedule of repurchasing of stocks	from August 29,2005 to March 17,2006

2. Total number of stocks repurchased after the date of adoption of the resolution of the board of directors

· Total number of stocks repurchased	7,440,000 shares
· Total repurchase value of shares	¥5,998,475,000

File No. 82-34814
Exhibit A-3

December 27, 2005

To Whom It May Concern:

Company Name: The Bank of Yokohama, Ltd.
Representative: President Tadashi Ogawa
(Code No. 8332: Listed on the 1st Section of the Tokyo Stock Exchange)

RE: Change of Representative Director

The Bank of Yokohama (President Tadashi Ogawa) will change the Representative Director as follows.

【As of January 1, 2006】

Name	New Position	Current Position
Chiyuki Okubo	Representative Director (Head of Business Planning)	Representative Director (Head of Corporate Planning)

(Reference)

Board of Directors, Executive Officers and Corporate Auditors As of January 1, 2006

Chairman
Sadaaki Hirasawa

President
Tadashi Ogawa

Management Section

Representative Director
(Head of Corporate Administration)
Yoshio Ota

Executive Officer
Masaki Ito

Corporate Auditors
Hiroshi Hayakawa
Jun Okura
Shinsuke Kobayashi
Masahiro Hoshino

Marketing Section

Representative Director
(Head of Business Planning)
Chiyuki Okubo

Representative Director
(Head of Business Promotion)
Toshiyuki Nakamura

Director and Managing Executive Officer
Kazutaka Tsumura

Managing Executive Officers
Soichi Ushijima
Toshiyuki Mimura

Executive Officers
Yasuhiko Teramura
Tetsunobu Ikeda
Hiroshi Kono
Ryuichi Kaneko
Masayuki Ishii
Takashi Yoshikawa
Hideya Shimoyama